2004
FIRST QUARTER REPORT
BENGUET CORPORATION
AND SUBSIDIARIES

Benguet Corporation reports a slightly better first quarter this year than last year. This is on account of the improved performance of the Acupan Contract Mining Project and the Irisan Lime Project. Your Company's eco-tourism venture, the Benguet Mines Tourism Village, also fared better. These accomplishments in the Benguet District serve as a backdrop to the momentum your Company is slowly gaining, as it is now the only remaining complying proponent, from an initial group of five bidders, for the Baguio bulk water supply project.

Consolidated Results

Consolidated net loss this quarter amounted to P70,600,000 (US$1,253,000) or P0.62 (US$0.011) per share, slightly lower than the loss of P76,800,000 (US$1,434,000) or P0.67 (US$0.013) per share in the same quarter of 2003. The reduction was attributable to the higher income contributed by the Acupan Contract Mining Project and the Irisan Lime Project, although these were not enough to offset the caretakership cost, foreign exchange loss and accrued interest expense this quarter.

Operating revenues this quarter amounted to P68,2000,000 (US$1,210,000), lower than P78,400,000 (US$1,465,000) for the same quarter in 2003.

Mining Operations

The Masinloc Chromite Operation (MCO) generated net earnings of P2,300,000 (US$41,000) this quarter, compared with the net earnings of P3,100,000 (US$58,000) for the same quarter in 2003. Shipments for the quarter aggregated 3,461 tonnes, lower than the 4,840 tonnes for the same quarter last year. Last December 31, 2003, MCO's exclusive marketing agreement with Metallia expired. Your Company foresees improvement in sales for this year, as MCO signed a three-year marketing agreement with a foreign company to sell MCO chromite to a Korean steel making plant, which included the construction of a kiln at MCO's wharf.

The Acupan Contract Mining Project (ACMP) generated net earnings of P4,700,000 (US$84,000) this quarter, compared with the net earnings of P1,392,000 (US$26,000) for the same quarter in 2003. Gold production was 601 ounces from 1,394 DMT of run-of-mine ore containing 14.94 grams of gold per tonne. The positive variance was largely due to a 42% improvement in production tonnage and an improved mill recovery of 90% this quarter.

Your Company's Irisan Lime Project (ILP) generated net earnings of P1.840 million (US$32,850) this quarter, higher than the P0.296 million (US$5,285) net earnings generated for the same period in 2003. This was due to an increase in sales volume from 828 metric tonnes in 2003 to 1,658 metric tonnes in 2004, an increase in average selling price per tonne from P3,480 to P3,794, and a 14% reduction in production cost from P3,523 to P3,014 per tonne.

Exploration, Research and Development

Your Company entered into agreement with Sumitomo Metal Mining Company, Ltd., and Sojitz Corporation (formerly Nissho Iwai Corporation) to explore for nickel in your Company's own Sta. Cruz nickel laterite property in Zambales. Your Company is also in earnest discussion with another nickel property owner to consolidate properties for easy accumulation of funds and for better synergy in the eventual development of the properties. The mineral resource within your Company's controlled claims in Sta. Cruz nickel laterite prospect in Zambales, presently has an 11.9 million tonnes of laterite ore with an average metal content of 1.68% nickel and 0.05% cobalt.

Your Company's study on the oxide ore portion of the Kingking copper-gold porphyry deposit is in earnest with the latest optimization being revised by the geology, mining and

metallurgical groups. Extension of the study will basically try to

see the possibility of minimizing the sulfide ore which can result to a drastic reduction in capital expenditures. Buoyed by the recent improvements in the prices of copper and gold, Kingking had caught the attention of mining companies in governments like China, Korea, India and Japan. Your Company believes that foreign investors look at Kingking with a new perspective as a property where claim owners are in control, government in an active role, with an approved Mineral Production Sharing Agreement (MPSA), no indigenous people problem, being in a largely explored district and therefore very near to development. Your Company is looking at a project whose development cost for oxide is about US$100 million. An additional complementing activity will be an epithermal gold project similar to the Acupan Contract Mining Project.

Water Resource Development

Your Company submitted last March 17, 2004 Envelope "B" to the Pre-qualification, Bids and Award Committee (PBAC) for the Baguio Water District (BWD)'s bidding for bulk water supply. This second envelope contained your Company's comprehensive feasibility study, water permits, and a commitment to supply the required volume of 50,000 cubic meters per day, among other requirements. Upon the opening of Envelope "B" last April 17, 2004, your Company emerged as the lone complying bidder. The three other bidders, who were also previously pre-qualified based on the submission of Envelope "A", failed to comply with at least two of the Envelope "B" requirements. Such being the case, BenguetCorp expects to be awarded the bulk water contract by July 2004 after the submission and opening of Envelope "C" which contains the bid bond and tariff bid.

Your Company's entry into this project is part of the comprehensive plan to rehabilitate the mined-out Antamok open pit by converting it into a water reservoir to serve the water needs of Itogon, and the excess water to be supplied to Baguio City and other BLIST areas. The project will have beneficial economic impact on Itogon where the water reservoir and treatment facilities will be located. The volume of water needed by Baguio City is just a fraction of the total water resources controlled by your Company, whose vision is to harness these resources to meet the future water requirements of Benguet Province.

Land Development

Your Company's newest subdivision project, Woodspark Rosario located in Rosario, La Union which has been granted a Locational Clearance and Development Permit by the Sangguniang Bayan of Rosario, La Union and License to Sell and Certification of Registration from the Housing Land Use and Regulatory Board (HLURB) has beefed up its marketing efforts. Families of overseas contract workers comprise the biggest bulk of sales during the quarter. Its horizontal development continue to keep with schedule in time for the rainy season. Woodspark Rosario is also ready to assist interested buyers with SSS, GSIS and Pag-ibig membership to avail of housing loans.

Your Woodsdale Subdivision located at Virac, Itogon, Benguet has been granted the Certificate of Completion by the Itogon Local Government Unit and Housing Land Use and Regulatory Board. It is now in the process of preparing its plans and schemes on the socialized housing component. This will be offered to qualified members of SSS, GSIS and Pag-ibig who wish to avail of housing loans.

The Benguet Mines Tourism Village (BMTV) reported a net revenue of P885,922, a 28% increase from the same period last year. It registered 7,931 visitors, representing a 63% increase from previous year's volume of 4,861 during the same period. BMTV was featured on Channel 13 Good Take show and in three daily newspapers. The marketing campaign is still focused on target markets in Baguio City and Benguet, Pangasinan and Metro Manila.

Benguet Management Corporation

Benguet Management Corporation (BMC), a 100% owned



subsidiary, and its subsidiaries reported a consolidated net loss of P14,200,000 (US$252,000) this quarter, from a loss of P11,500,000 (US$215,000) in the same quarter last year.

Debt Repayment Plan

On June 11, 1999, your Company reached an agreement with its creditor-banks on the repayment of its outstanding loans. A Term Sheet was signed extending the maturity of your Company's loan up to June 30, 2000, with automatic renewal every anniversary up to the year 2002, upon payment of annual interest. Your Company was able to settle major portions of the interest due on June 30, 2000 through a combination of cash and Tax Credit Certificates (TCCs). For June 30, 2001 and June 30, 2002, your Company wrote the banks and offered to settle the annual interest due on 2001 and 2002. In its letter to the banks dated October 3, 2002, your Company requested for additional time to settle its obligations pending its formal entry into the Baguio Bulk Water Project.

As of March 31, 2004, your Parent Company's loans subject to the repayment plan amount to P1.698 billion (US$30 million).

Asset Disposal

Your Company's asset disposal activities this quarter generated P3,857,288 from sale of non-performing assets in the form of equipment, materials and supplies, and scrap materials.

Value Added Tax Claims

The Bureau of Internal Revenue and Department of Finance have so far favorably granted your Company tax credit certificates of P600 million for direct export shipments and gold sold to the Bangko Sentral ng Pilipinas (BSP). As of March 31, 2004, the balance of your Company's claims awaiting administrative and judicial review for direct exports and gold sold to the BSP amount to P27 million and P203 million, respectively, or a total of P230 million.

Outlook

Your Company's effort to develop multiple agents to market MCO chromite should result in a wider global coverage than seen in recent years. The expected improvement in MCO tonnage and contribution in the months to come, coupled with the promise of self-sufficiency in the Benguet District and profitability of the Acupan Contract Mining Project is coming to fruition, will buoy up your Company's near-term outlook. For the longer term, your Company entry in the Baguio bulk water project is certainly within reach as we remain the lone proponent being considered by the Baguio Water District and in addition, the development of the Kingking copper-gold project will bring your Company towards profitability.

BENJAMIN PHILIP G. ROMUALDEZ
President & Chief Executive Officer

BENGUET CORPORATION
AND SUBSIDIARIES
Consolidated Results of Operations
In Thousands (Except Per Share Data)
(Unaudited)

	THREE MONTHS ENDED MARCH 31	
PHILIPPINE PESOS	**2004**	**2003**
Operating Revenue	P68,200	P78,400
Operating Profit (Loss)	(5,700)	(6,800)
Other Income (Expenses) – Net	(64,900)	(70,000)
Net Income (Loss)	(70,600)	(76,800)
Earnings (Loss) Per Share (a)	(P0.62)	(P0.67)
US DOLLARS (b)		
Operating Revenue	$1,210	$1,465
Operating Profit (Loss)	(101)	(126)
Other Income (Expenses) – Net	(1,152)	(1,308)
Net Income (Loss)	(1,253)	(1,434)
Earnings (Loss) Per Share (a)	($0.011)	($0.013)

(a) Earnings per share are based on the weighted average number of common shares outstanding of 114,112,535 in 2004 and 2003.
(b) Benguet is a Philippine corporation and its books of accounts are kept in Philippine pesos. US Dollar figures are shown purely for convenience and were computed based on the interbank guiding rate at March 31 of P56.357 to US$1.00 in 2004 (P53.532 to US$1.00 in 2003).

BenguetCorp

Bulk Pre-Sorted 1st Class Postage Paid at Makati CPO under Permit No. PS 188-98 NCR dated July 21, 1998

2004 FIRST QUARTER REPORT